Exhibit 99.3

MAMMA.COM INC.
FORM 42
REPORT OF NORMAL COURSE ISSUER BID
(Subsection 203.1 (1) of the Regulation under the Securities Act (Ontario))

1.	The name and address of the Offeror issuer is Mamma.com Inc., 388 St-Jacques, Suite 800, Montreal, Quebec, H2Y 1S1.

2.	The name and address of the Offeror is Mamma.com Inc., 388 St-Jacques, Suite 800, Montreal, Quebec, H2Y 1S1.

3.	The securities subject to the bid are common shares of Mamma.com Inc., CUSIP number 56150Q.

4.

The bid will commence on September 8, 2004 and will terminate of the earlier of September 7, 2005 or such earlier date as the Offeror completes its purchases under the bid. The date of the Offerors’ Notice of Intention to Make a Normal Course Issuer Bid filed with the Ontario Securities Commission and the Autorité des Marchés Financiers du Québec is September 7, 2004.

5.	The maximum number of securities sought by the Offeror is 600,000 common shares.

6.

The value of the consideration offered per common share of Mamma.com Inc. will be the market price of the shares at the time of their purchase. The purchases will be made through the facilities of the Nasdaq Stock Market in accordance with the requirements of such exchange. The closing prices on the Nasdaq Stock Market on September 6, 2004, was $5.339.

7.	The number of common shares of Mamma.com Inc. that are held by security holders whose last address is shown on the books of Mamma.com Inc. in Ontario is 8,773,350.

8.	No fee is required for this form.

9.	The information given in this report is true and complete.

Montreal, September 9, 2004

MAMMA.COM INC.

/s/ David Goldman
____________________________________
By: David Goldman
Executive Chairman

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